Exhibit 99.1

FERRARI: STRONG RESULTS, WITH DEMAND HEADING INTO 2025

•Total shipments of 3,567 units, up 9.7% versus Q1 2022
•Net revenues of Euro 1,429 million, up 20.5% versus prior year
•Adjusted EBITDA(1) of Euro 537 million, up 27.0% versus prior year
•Adjusted EBIT(1) of Euro 385 million, up 25.3% versus prior year
•Adjusted EBITDA(1) margin of 37.6% and Adjusted EBIT(1) margin of 26.9% in the quarter
•Adjusted net profit(1) of Euro 297 million and adjusted diluted EPS(1) at Euro 1.62
•Industrial free cash flow(1) generation of Euro 269 million

“Another exceptional quarter for Ferrari. Double-digit growth across the main parameters, with EBITDA margin at 37.6% reaching a new high and net profit up to Euro 297 million,” said Benedetto Vigna, Ferrari CEO. “Our order book already extends into 2025 with an award-winning product portfolio. We have decided to reopen orders for the Purosangue, suspended due to an initial unprecedented demand, and launched the Roma Spider to further enrich our offer. We are on track with our electrification journey on the development of both sports cars and infrastructures in Maranello”.

(In Euro million,	For the three months ended
unless otherwise stated)	March 31,
	2023	2022	Change
Shipments (in units)	3,567	3,251	316	10%
Net revenues	1,429	1,186	243	20%
EBITDA(1) / Adj. EBITDA(1)	537	423	114	27%
EBITDA(1) / Adj. EBITDA(1) margin	37.6%	35.6%	200 bps
EBIT / Adj. EBIT(1)	385	307	78	25%
EBIT / Adj. EBIT(1) margin	26.9%	25.9%	100 bps
Net profit / Adj. net profit(1)	297	239	58	24%
Basic EPS (in Euro) / Adj. basic EPS(1) (in Euro)	1.63	1.30	0.33	25%
Diluted EPS (in Euro) / Adj. diluted EPS(1) (in Euro)	1.62	1.29	0.33	26%

1    Refer to specific paragraph on non-GAAP financial measures. There were no adjustments impacting EBITDA, EBITDA margin, EBIT, EBIT margin, Net profit, Basic EPS and Diluted EPS in the periods presented.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Maranello (Italy), May 4, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(2) for the first quarter ended March 31, 2023.

Shipments(3)(4)

Shipments	For the three months ended
(units)	March 31,
	2023	2022	Change
EMEA	1,534	1,743	(209)	(12%)
Americas	962	658	304	46%
Mainland China, Hong Kong and Taiwan	396	285	111	39%
Rest of APAC	675	565	110	19%
Total Shipments	3,567	3,251	316	10%

Shipments totaled 3,567 units in Q1 2023, up 316 units or 9.7% versus the prior year.
The product portfolio in the quarter included nine internal combustion engine (ICE)(5) models and four hybrid engine models, which represented 65% and 35% of total shipments, respectively.
The increase in shipments during the quarter was driven by the Portofino M, the 296 GTB and the 812 Competizione. In the quarter the first deliveries of the 296 GTS and the 812 Competizione A commenced, while the F8 Tributo reached the end of the lifecycle. The Daytona SP3 was in the ramp up phase in the quarter.
Quarterly deliveries reflected the pace of introduction of new models in the various regions. EMEA(4) was down 12.0%, Americas(4) increased 46.2%, Mainland China, Hong Kong and Taiwan was up 38.9% and Rest of APAC(4) grew by 19.5%.

2    These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union
3    Excluding the XX Programme, racing cars, one-off and pre-owned cars
4    EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait), Africa and the other European markets not separately identified; Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia
5    It includes one ICE track car model

Total net revenues

(Euro million)	For the three months ended
	March 31,
			Change
	2023	2022	at constant
			currency
Cars and spare parts(6)	1,241	1,008	23%	21%
Sponsorship, commercial and brand(7)	130	113	15%	11%
Engines(8)	33	37	(12%)	(12%)
Other(9)	25	28	(11%)	(15%)
Total net revenues	1,429	1,186	20%	18%

Net revenues for Q1 2023 were Euro 1,429 million, up 20.5% or 17.9% at constant currency(1).
Revenues from Cars and spare parts(6) were Euro 1,241 million (up 23.2% or 20.6% at constant currency(1)), thanks to higher volumes, richer product and country mix as well as the contribution from personalizations and pricing.
Sponsorship, commercial and brand(7) revenues reached Euro 130 million, up 15.2% or 11.1% at constant currency(1) mainly attributable to the better prior year Formula 1 ranking and the contribution from lifestyle activities.
The decrease in Engines(8) revenues (Euro 33 million, down 11.5%, also at constant currency(1)) was attributable to lower shipments to Maserati, as the 2023 contract expiration gets closer.
Currency – including translation and transaction impacts as well as foreign currency hedges – had a positive impact of Euro 28 million, mostly related to US Dollar.

6    Includes net revenues generated from shipments of our cars, any personalization generated on cars, as well as sales of spare parts
7    Includes net revenues earned by our racing teams (mainly in the Formula 1 World Championship and the World Endurance Championship) through sponsorship agreements, our share of the Formula 1 World Championship commercial revenues, and net revenues generated through the Ferrari brand, including fashion collection, merchandising, licensing and royalty income
8    Includes net revenues generated from the sale of engines to Maserati for use in their cars and from the rental of engines to other Formula 1 racing teams
9    Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities

Adjusted EBITDA(1) and Adjusted EBIT(1)

(Euro million)	For the three months ended
	March 31,
			Change
	2023	2022	at constant
			currency
EBITDA(1) / Adj. EBITDA(1)	537	423	27%	20%
EBIT / Adj. EBIT(1)	385	307	25%	15%

Q1 2023 Adjusted EBITDA(1) reached Euro 537 million, up 27.0% versus the prior year and with an Adjusted EBITDA(1) margin of 37.6%.
Q1 2023 Adjusted EBIT(1) was Euro 385 million, increased 25.3% versus the prior year and with an Adjusted EBIT(1) margin of 26.9%.
Volume was positive (Euro 28 million), reflecting the shipments increase versus the prior year.
The Mix / price variance performance was also positive (Euro 85 million) mainly reflecting the increased personalizations, the enrichment of the product mix and the positive country mix sustained by Americas and Mainland China, Hong Kong and Taiwan and pricing. This was partially offset by lower deliveries of the Daytona SP3 compared to the Monza SP1 and SP2 in Q1 last year.
Industrial costs / research and development expenses increased (Euro 47 million), mainly due to higher depreciation and amortization as well as raw materials cost inflation.
SG&A also grew (Euro 22 million) mainly reflecting communication, marketing and lifestyle activities, as well as the support to the Company’s organizational development.
Other changes almost in line (positive for Euro 6 million), mainly reflecting the better prior year Formula 1 ranking and higher contribution from lifestyle activities.

Net financial charges in the quarter were Euro 4 million, versus Euro 8 million of the prior year, mainly reflecting higher interest income on liquidity held by the Group.
The tax rate in the quarter was approximately 22%, mainly reflecting the estimate of the benefit attributable to the Patent Box, the Allowance for Corporate Equity (ACE)(10) and deductions for eligible hyper and super-depreciation of machinery and equipment.
As a result, the Adjusted Net profit(1) for the quarter was Euro 297 million, up 24.0% versus the prior year, and the Adjusted diluted earnings per share(1) for the quarter reached Euro 1.62, compared to Euro 1.29 in Q1 2022.
Industrial free cash flow(1) for the quarter was strong at Euro 269 million, driven by the increased Adjusted EBITDA(1), partially offset by the negative change in working capital, provisions and other of Euro 99 million and capital expenditures(11) of Euro 150 million.
Net Industrial Debt(1) as of March 31, 2023 was Euro 53 million, compared to Euro 207 million as of December 31, 2022, also reflecting share repurchases(12) of Euro 97 million. As of March 31, 2023, total available liquidity was Euro 2,059 million (Euro 2,058 million as of December 31, 2022), including undrawn committed credit lines of Euro 618 million.

10 Also known as Notional Interest Deduction - NID
11 Capital expenditures excluding right-of-use assets recognized during the period in accordance with IFRS 16 – Leases
12 Including repurchases in relation to the Sell to Cover practice under the equity incentive plans

Confirming 2023 guidance, based on the following assumptions:
•Strong mix sustained by rich product portfolio, Ferrari Daytona SP3 and personalizations
•Price increase to counter balance current cost inflation
•Increasing depreciation and amortization in line with the start of production of new models
•Revenues from racing and lifestyle activities reflecting a limited improvement
•Industrial free cash flow generation sustained by strong profitability partially offset by disciplined capital expenditures to fuel long term development and negative working capital

(€B, unless otherwise stated)	2022A	2023 GUIDANCE
NET REVENUES	5.1	~5.7
ADJ. EBITDA (margin %)	1.77 34.8%	2.13-2.18 ~38%
ADJ. EBIT (margin %)	1.23 24.1%	1.45-1.50 ~26%
ADJ. DILUTED EPS (€)	5.09(13)	6.00-6.20(13)
INDUSTRIAL FCF	0.76	Up to 0.90

Q1 2023 highlights:
•The unveiling of the Ferrari Roma Spider, a timelessly elegant, high-performance car with a contemporary take on the chic, pleasure-seeking Italian lifestyle of the 1950s and 60s. This spider carries over the proportions, volumes and specifications of the Ferrari Roma’s hugely successful V8 2+ concept, but what makes it so striking is the adoption of a soft top, a solution making a welcome return to the Prancing Horse range on a front-engined car 54 years after the 1969 365 GTS4.
•New multiyear partnership agreements in Formula 1 with Virtual Gaming World and Asahi Europe & International, starting in 2023 and 2024, respectively.
•The renewal of the company-specific collective labor agreement, which applies to all Ferrari employees in Italy, with various trade unions for the four-year period 2023-2026. The main elements of the agreement renewal concern salary increases for employees (including an expected overall increase of more than 11% in the first two years), as well as the enhancement of the system of representation in industrial and trade union relations, with a further stimulus to commissions.
•On February 24, 2023, the Company’s Board of Directors recommended a dividend of Euro 1.810 per common share, totaling approximately Euro 329 million, to be approved by the Shareholders of the Company.
•The full repayment of a bond upon maturity for a total consideration of approximately Euro 390 million (including accrued interest).

13    Calculated using the weighted average diluted number of common shares as of December 31, 2022 (183,072 thousand)

•The receipt from a threat actor of a ransom demand related to certain client contact details. Ferrari immediately started an investigation, informed the relevant authorities and worked to further reinforce its systems. The breach has had no direct operational or financial impacts on the Company.

Subsequent Events:
•Ferrari signed a Memorandum of Understanding with pioneer of revolutionary OLED technology, Samsung Display, to develop an advanced display solution for Ferrari’s next-generation models.
•On April 14, 2023, at the Annual General Meeting, the Shareholders of the Company approved, among others, a dividend in cash of Euro 1.810 per outstanding common share, corresponding to a total dividend amount of Euro 329 million. The dividend is to be paid on May 5, 2023.
•Ferrari has signed an agreement with Enel X to create a photovoltaic plant serving a new Renewable Energy Community (REC) in the towns of Fiorano and Maranello. The Ferrari Energy Community will be the first ever REC in Italy to be promoted and supported by an industrial Company for the benefit of its local territory. The project envisages the installation of a photovoltaic system of approximately 1 MWp by December 2023, on 10,000 m2 of disused land owned by Ferrari adjacent to the Fiorano Circuit.
•Under the second tranche of the new multi-year common share repurchase program announced on June 30, 2022, from April 3, 2023 to April 28, 2023 the Company purchased 85,321common shares for a total consideration of Euro 21.6 million. As of April 28, 2023 the Company held in treasury an aggregate of 12,381,534 common shares equal to 4.82% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 World Championship in 1950 through the present, Scuderia Ferrari has won 242 Grand Prix races, 16 Constructors’ World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.
Forward Looking Statements
This document, and in particular the section entitled “Confirming 2023 guidance”, contain forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of the Group’s Formula 1 racing team and the expenses the Group incurs for its Formula 1 activities, the uncertainty of the sponsorship and commercial revenues the Group generates from its participation in the Formula 1 World Championship, as well as the popularity of Formula 1 more broadly; the Group’s ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including hybrid and electric, more broadly into our car portfolio over time and to make appealing designs for its new models; the impact of increasingly stringent fuel economy, emissions and safety standards, including the cost of compliance, and any required changes to its products, as well as possible future bans of combustion engine cars in cities and the potential advent of self-driving technology; increases in costs, disruptions of supply or shortages of components and raw materials; the Group’s ability to successfully carry out its low volume / controlled growth strategy in the markets the Group is present; global economic conditions, macro events and pandemics, including the ongoing conflict between Russia and Ukraine and the COVID-19 pandemic; changes in the general economic environment (including changes in some of the markets in which we operate) and changes in demand for luxury goods, including high performance luxury cars, demand for which is highly volatile; the Group’s ability to preserve its relationship with the automobile collector and enthusiast community; competition in the luxury performance automobile industry; changes in client preferences and automotive trends; disruptions at the Group’s manufacturing facilities in Maranello and Modena; climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters; the Group’s ability to maintain the functional and efficient operation of its information technology systems and to defend from the risk of cyberattacks, including on its in-vehicle technology; reliance upon a number of key members of executive management and employees, and the ability of its current management team to operate and manage effectively; the performance of the Group’s dealer network on which the Group depends for sales and services; product recalls, product warranties and liability claims; the performance of the Group’s licensees for Ferrari-branded products; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the Group’s continued compliance with customs regulations of various jurisdictions; labor relations and collective bargaining agreements; the Group’s ability to ensure that its employees, agents and representatives comply with applicable law and regulations; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates; exchange rate fluctuations, interest rate changes, credit risk and other market risks; the Group’s ability to service and refinance its debt; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; the adequacy of its insurance coverage to protect the Group against potential losses; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; and other factors discussed elsewhere in this document.
The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Capex and R&D

(Euro million)	For the three months ended
	March 31,
	2023	2022
Capital expenditures(11)	150	132
of which capitalized development costs(14) (A)	103	89
Research and development costs expensed (B)	136	145
Total research and development (A+B)	239	234
Amortization of capitalized development costs (C)	78	53
Research and development costs as recognized in the consolidated income statement (B+C)	214	198

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.
Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.
We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.
Certain totals in the tables included in this document may not add due to rounding.

14    Capitalized as intangible assets

Total net revenues, EBITDA, Adj. EBITDA, EBIT and Adj. EBIT at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

(Euro million)	For the three months ended
	March 31,
		2023
	2023	at constant
		currency
Cars and spare parts	1,241	1,231
Sponsorship, commercial and brand	130	128
Engines	33	33
Other	25	24
Total Net Revenues	1,429	1,416

(Euro million)	For the three months ended
	March 31,
		2023
	2023	at constant
		currency
Adjusted EBITDA	537	524
Adjusted EBIT	385	372

EBITDA is defined as net profit before income tax expense, net financial expenses and amortization and depreciation.
Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million)	For the three months ended
	March 31,
	2023	2022	Change
Net profit	297	239	58
Income tax expense	84	60	24
Net financial expenses	4	8	(4)
Amortization and depreciation	152	116	36
EBITDA	537	423	114
Adjustments	-	-	-
Adjusted EBITDA	537	423	114

Adjusted Earnings Before Interest and Taxes or “Adjusted EBIT” represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million)	For the three months ended
	March 31,
	2023	2022	Change
EBIT	385	307	78
Adjustments	-	-	-
Adjusted EBIT	385	307	78

Adjusted Net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million)	For the three months ended
	March 31,
	2023	2022	Change
Net profit	297	239	58
Adjustments	-	-	-
Adjusted net profit	297	239	58

Basic and diluted EPS(15) are determined as per the table here below. Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million, unless otherwise stated)	For the three months ended
	March 31,
	2023	2022	Change
Net profit attributable to the owners of the Company	296	238	58
Weighted average number of common shares (thousand)	181,783	183,531
Basic EPS (in Euro)	1.63	1.30	0.33
Adjustments	-	-	-
Adjusted basic EPS	1.63	1.30	0.33
Weighted average number of common shares for diluted earnings per common share (thousand)	182,021	183,780
Diluted EPS (in Euro)	1.62	1.29	0.33
Adjustments	-	-	-
Adjusted diluted EPS	1.62	1.29	0.33

15    For the three months ended March 31, 2023 and 2022 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the equity incentive plans

Net Industrial Debt, defined as total Debt less Cash and Cash Equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

(Euro million)	Mar. 31, 2023	Dec. 31, 2022
Debt	(2,708)	(2,812)
of which leased liabilities as per IFRS 16 (simplified approach)	(67)	(57)
Cash and Cash Equivalents	1,441	1,389
Net Debt	(1,267)	(1,423)
Net Debt of Financial Services Activities	(1,214)	(1,216)
Net Industrial Debt	(53)	(207)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities).

(Euro million)	For the three months ended
	March 31,
	2023	2022
Cash flow from operating activities	398	415
Investments in property, plant and equipment and intangible assets(11)	(150)	(132)
Free Cash Flow	248	283
Free Cash Flow from Financial Services Activities	(21)	(16)
Free Cash Flow from Industrial Activities(16)	269	299

16    Free cash flow from industrial activities for the three months ended March 31, 2023 includes Euro 5 million related to dividends to NCI expected to be paid in the following quarters

On May 4, 2023, at 3:00 p.m. CEST, management will hold a conference call to present the Q1 2023 results to financial analysts and institutional investors. Please note that registering in advance is required to access the conference call details. The call can be followed live and a recording will subsequently be available on the Group’s website https://www.ferrari.com/en-EN/corporate/investors. The supporting document will be made available on the website prior to the call.